Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6883)

UNAUDITED RESULTS FOR THE SECOND QUARTER OF 2013

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the second quarter of 2013, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the second quarter of 2013 was US$1,295.0 million, representing an increase of approximately 38% from US$938.5 million for the second quarter of 2012. The increase in net revenue was primarily attributable to higher group-wide rolling chip revenues and mass market gross gaming revenues.

Adjusted EBITDA(1) was US$330.1 million for the second quarter of 2013, as compared to Adjusted EBITDA of US$203.8 million in the comparable period of 2012. The 62% year-over-year increase in Adjusted EBITDA was attributable to strong growth in the mass market table games segment at City of Dreams, improved group-wide rolling chip volume and higher group-wide rolling chip win rate, together with our committed cost control culture.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the second quarter of 2013 was US$181.0 million, or US$0.33 per ADS, compared with net income attributable to Melco Crown Entertainment of US$82.3 million, or US$0.15 per ADS, in the second quarter of 2012. The year-over-year increase in net income was primarily attributable to the strong group-wide operating performance and reduced interest expenses following the refinancing of the 10.25% US$600 million senior notes and redemption of the RMB notes in the first quarter of 2013, partially offset by US$8.6 million of finance charges associated with the Philippines capital lease obligation, US$15.8 million of net interest expense and other finance charges associated with Studio City and a higher capitalized interest, primarily related to Studio City. The net loss attributable to non-controlling interests during the second quarter of 2013 of US$16.6 million was majority related to Studio City and the Philippines Project. The increase in net loss attributable to non-controlling interests was primarily attributable to the non-controlling interests’ share of Studio City financing costs and the Philippines Project’s pre-operating expenses during the quarter.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to report another successive quarter of record earnings and EBITDA, building on the strong momentum in the first quarter of 2013.

“Highlighting the ideal strategic positioning of our flagship property, City of Dreams, this premium-mass focused property once again captured meaningful market share in the mass market table games segment which, in turn, has been the major driver of our impressive group-wide performance in the second quarter of 2013. City of Dreams’ unique ability to cater towards these highly discerning, premium mass market-focused customers is highlighted by our market-leading mass table yields, which is increasingly important in a table supply constrained market.

“We continue to move forward with the fifth hotel tower at City of Dreams and anticipate to commence construction by the end of 2013. This iconic additional hotel tower represents another powerful addition to our wide array of amenities and attractions that City of Dreams already offers its premium-mass and high end customers, providing another tool to further extend our leading position in this key segment.

“Altira Macau also delivered robust sequential EBITDA growth in the second quarter of 2013, with increased rolling chip volumes and expanding table yields highlighting the success of our continual group-wide table yield optimization strategy, ensuring we allocate tables to maximize overall company profitability.

“Our development pipeline continues to progress, with Studio City on-budget and on-track to open in mid-2015, while the timing of our Philippines Project remains unchanged and is expected to open around the middle of next year. Both of these exciting development opportunities are key components of our strategy to maximize return on invested capital and drive long term shareholder value.

“Macau continues to deliver robust growth across all gaming and non-gaming segments in 2013, highlighting its unique position to cater to the rapidly evolving Asian consumer and expanding middle class. Similarly, our Manila project is well positioned to address this segment in the Philippines and the broader region providing another destination to a wider array of consumers seeking a broader leisure and entertainment proposition. Both of these markets are expected to benefit meaningfully from wide-reaching development plans and significant infrastructure improvements, helping to improve access and enhance customer experience.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2013, net revenue at City of Dreams was US$967.0 million compared to US$684.2 million in the comparable period of 2012. City of Dreams generated Adjusted EBITDA of US$300.2 million in the second quarter of 2013 compared to US$184.3 million in the second quarter of 2012, an increase of 63%.

The strong year-over-year improvement in Adjusted EBITDA was primarily a result of substantial growth in mass market table games volumes and an improved mass market table games hold percentage together with strong growth in rolling chip volumes and a higher rolling chip win rate.

Rolling chip volume totaled US$24.8 billion for the second quarter of 2013, up 30% from US$19.1 billion in the second quarter of 2012, and the rolling chip win rate was 3.1% in the second quarter of 2013 versus 3.0% in the second quarter of 2012. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 35% to US$1,109.9 million compared with US$822.5 million in the second quarter of 2012. The mass market table games hold percentage was 32.8% in the second quarter of 2013, an increase from 29.0% in the comparable period last year.

Slot handle for the second quarter of 2013 was US$1,196.2 million, up 64% from US$727.8 million generated in the second quarter of 2012.

Total non-gaming revenue at City of Dreams in the second quarter of 2013 was US$62.2 million, up from US$56.0 million in the second quarter of 2012. Occupancy per available room in the second quarter of 2013 was 97% as compared to 90% in the second quarter of 2012. The average daily rate (“ADR”) in the second quarter of 2013 was US$188 per occupied room, which compares with US$181 in the second quarter of 2012.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2013, net revenue at Altira Macau was US$278.8 million versus US$208.5 million in the quarter ended June 30, 2012. Altira Macau generated Adjusted EBITDA of US$41.4 million in the second quarter of 2013 compared with Adjusted EBITDA of US$26.0 million in the second quarter of 2012. The improvement in Adjusted EBITDA was primarily a result of stronger group-wide rolling chip volumes and a higher win rate.

Rolling chip volume totaled US$11.8 billion in the second quarter of 2013 versus US$10.2 billion in the second quarter of 2012. In the second quarter of 2013, the rolling chip win rate was 3.0%, as compared to 2.7% for the comparable period in 2012. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$172.1 million in the second quarter of 2013, an increase of 24% from US$139.0 million generated in the second quarter of 2012. The mass market table games hold percentage was 15.5% in the second quarter of 2013 compared with 17.7% in the second quarter of last year.

Total non-gaming revenue at Altira Macau in the second quarter of 2013 was US$9.2 million, up from US$8.1 million in the second quarter of 2012. Occupancy per available room in the second quarter of 2013 was 98%, as compared with 97% for the comparable period in 2012. ADR was US$229 per occupied room, compared to US$218 in the second quarter of 2012.

Mocha Clubs Second Quarter Results

For the quarter ended June 30, 2013, net revenue at Mocha Clubs was US$37.2 million, up 6% from US$35.1 million in the second quarter of 2012. Mocha Clubs generated US$9.8 million of Adjusted EBITDA in the second quarter of 2013, an increase of 7% when compared to Adjusted EBITDA of US$9.1 million in the comparable period in 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the second quarter of 2013, compared to approximately 2,100 in the comparable period in 2012. The net win per gaming machine per day was US$207 in the quarter ended June 30, 2013, as compared with US$181 in the same period in 2012, an increase of 14%.

The Philippines Project Second Quarter Results

On a fully consolidated basis, we incurred approximately US$6.3 million of operating expenses in the second quarter of 2013 in relation to the Philippines Project, which primarily relate to pre-opening costs as well as other fees and costs associated with the corporate reorganization of Melco Crown (Philippines) Resorts Corporation (“MCP”), and recorded a net loss of approximately US$21.0 million on our Philippines Project as a result of operating and foreign exchange losses, as well as approximately US$10.5 million of capital lease charges relating to building lease payments incurred during the second quarter of 2013.

Other Factors Affecting Earnings

Total non-operating expense for the second quarter of 2013 was US$55.6 million, which included US$39.1 million in net interest expense and other finance costs of US$11.4 million. Non-operating expense also included a foreign exchange loss of US$5.4 million. There was US$6.8 million of capitalized interest during the second quarter of 2013, primarily relating to Studio City. The year-on-year increase in non-operating expenses of US$29.5 million was predominantly due to the higher net interest expenses and other finance costs associated with the Studio City financing and the foreign exchange loss primarily related to Philippines Project during the second quarter of 2013. Melco Crown Entertainment also incurred US$2.9 million of development costs, which predominantly relate to fees and costs associated with the corporate reorganization of MCP.

Depreciation and amortization costs of US$96.5 million were recorded in the second quarter of 2013, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of June 30, 2013 totaled US$3.0 billion, including US$1.1 billion of restricted cash. Total debt at the end of the second quarter of 2013 was US$2.7 billion.

As at June 30, 2013, capital lease obligations in relation to building lease payments for MCP totaled US$278.2 million.

Capital expenditures for the second quarter of 2013 were US$107.2 million, which primarily related to Studio City and the Philippines Project, as well as various projects at City of Dreams and Altira Macau.

Six Months’ Results

For the six months ending June 30, 2013, Melco Crown Entertainment reported net revenue of US$2,440.0 million versus US$1,965.4 million in the six months ending June 30, 2012. The year-over-year increase in net revenue was primarily driven by substantially improved group-wide mass table games and rolling chip revenue.

Adjusted EBITDA for the first six months of 2013 was US$603.6 million, as compared with Adjusted EBITDA of US$446.4 million in the first six months of 2012. The year-over-year improvements in net revenue and Adjusted EBITDA were primarily attributable to the significant increase in mass table games revenues together with strict cost control focus and higher rolling chip volumes, partially offset by a lower group-wide rolling chip win rate.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first six months of 2013 was US$234.8 million, or US$0.43 per ADS, compared with net income attributable to Melco Crown Entertainment of US$204.4 million, or US$0.37 per ADS, in the comparable period of 2012.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the second quarter of 2013 and for the six months ended June 30, 2013 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its second quarter 2013 financial results on August 7, 2013 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 161 20166

Conference ID	22636948

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and others expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, and through licensed subsidiaries, operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, MCE Leisure (Philippines) Corporation, a subsidiary of Melco Crown Entertainment, has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, August 7, 2013

As of the date of this announcement, the executive Director of the Company is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,263,336	$905,962	$2,373,779	$1,896,834
Rooms	31,414	28,040	62,348	57,468
Food and beverage	18,024	15,732	37,888	32,696
Entertainment, retail and others	23,118	21,379	45,930	43,027

Gross revenues	1,335,892	971,113	2,519,945	2,030,025
Less: promotional allowances	(40,881)	(32,601)	(79,993)	(64,655)

Net revenues	1,295,011	938,512	2,439,952	1,965,370

OPERATING COSTS AND EXPENSES
Casino	(882,651)	(658,622)	(1,672,746)	(1,361,698)
Rooms	(2,881)	(3,456)	(6,009)	(7,586)
Food and beverage	(5,863)	(6,359)	(13,880)	(14,365)
Entertainment, retail and others	(15,089)	(16,416)	(31,068)	(30,764)
General and administrative	(61,256)	(52,222)	(117,833)	(108,631)
Pre-opening costs	(4,716)	(2,215)	(6,646)	(3,300)
Development costs	(2,888)	(568)	(19,985)	(568)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(16,115)	(14,335)	(32,040)	(28,318)
Depreciation and amortization	(66,105)	(65,343)	(130,705)	(132,128)
Property charges and others	(3,473)	(447)	(3,697)	(3,616)

Total operating costs and expenses	(1,075,347)	(834,293)	(2,063,228)	(1,719,593)

OPERATING INCOME	219,664	104,219	376,724	245,777

NON-OPERATING EXPENSES
Interest expenses, net	(39,093)	(22,789)	(80,478)	(46,062)
Other finance costs	(11,436)	(3,488)	(20,793)	(6,982)
Change in fair value of interest rate swap agreements	—	—	—	363
Foreign exchange (loss) gain, net	(5,399)	(435)	(9,822)	1,639
Other income, net	360	624	360	1,134
Loss on extinguishment of debt	—	—	(50,935)	—
Costs associated with debt modification	—	—	(10,538)	—

Total non-operating expenses	(55,568)	(26,088)	(172,206)	(49,908)

INCOME BEFORE INCOME TAX	164,096	78,131	204,518	195,869
INCOME TAX CREDIT	392	281	1,356	1,042

NET INCOME	164,488	78,412	205,874	196,911
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	16,557	3,850	28,947	7,442

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$181,045	$82,262	$234,821	$204,353

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.110	$0.050	$0.142	$0.124

Diluted	$0.109	$0.050	$0.141	$0.123

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.329	$0.150	$0.427	$0.373

Diluted	$0.327	$0.149	$0.424	$0.370

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,649,707,709	1,645,671,541	1,648,598,729	1,644,388,593

Diluted	1,663,010,423	1,657,320,954	1,662,965,016	1,657,367,600

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,959,060	$1,709,209
Restricted cash	701,346	672,981
Accounts receivable, net	295,074	320,929
Amounts due from affiliated companies	75	1,322
Amount due from a shareholder	47	—
Deferred tax assets	83	—
Income tax receivable	392	266
Inventories	17,704	16,576
Prepaid expenses and other current assets	34,803	27,743

Total current assets	3,008,584	2,749,026

PROPERTY AND EQUIPMENT, NET	3,016,788	2,684,094
GAMING SUBCONCESSION, NET	513,649	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	205,088	88,241
RESTRICTED CASH	373,672	741,683
DEFERRED TAX ASSETS	118	105
DEFERRED FINANCING COSTS	120,863	65,930
LAND USE RIGHTS, NET	983,737	989,984

TOTAL ASSETS	$8,308,634	$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,690	$13,745
Accrued expenses and other current liabilities	885,439	850,841
Income tax payable	1,556	1,191
Capital lease obligation, due within one year	25,360	—
Current portion of long-term debt	262,477	854,940
Amounts due to affiliated companies	1,158	949

Total current liabilities	1,185,680	1,721,666

LONG-TERM DEBT	2,402,198	2,339,924
OTHER LONG-TERM LIABILITIES	12,959	7,412
DEFERRED TAX LIABILITIES	64,659	66,350
CAPITAL LEASE OBLIGATION, DUE AFTER ONE YEAR	252,839	—
LAND USE RIGHTS PAYABLE	62,765	71,358

SHAREHOLDERS’ EQUITY
Ordinary shares	16,621	16,581
Treasury shares	(5,142)	(113)
Additional paid-in capital	3,469,170	3,235,835
Accumulated other comprehensive losses	(9,531)	(1,057)
Retained earnings	369,514	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	3,840,632	3,385,939
Noncontrolling interests	486,902	354,817

Total equity	4,327,534	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,308,634	$7,947,466

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$181,045	$82,262	$234,821	$204,353
Pre-opening Costs	4,716	2,215	6,646	3,300
Development Costs	2,888	568	19,985	568
Property Charges and Others	3,473	447	3,697	3,616
Change in fair value of interest rate swap agreements	—	—	—	(363)
Loss on extinguishment of debt	—	—	50,935	—
Costs associated with debt modification	—	—	10,538	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$192,122	$85,492	$326,622	$211,474

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.116	$0.052	$0.198	$0.129

Diluted	$0.116	$0.052	$0.196	$0.128

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.349	$0.156	$0.594	$0.386

Diluted	$0.347	$0.155	$0.589	$0.383

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,649,707,709	1,645,671,541	1,648,598,729	1,644,388,593

Diluted	1,663,010,423	1,657,320,954	1,662,965,016	1,657,367,600

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	Philippines Project	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$33,444	$6,570	$238,690	$(11,946)	$(6,302)	$(40,792)	$219,664

Pre-opening Costs	—	—	369	748	3,581	18	4,716
Development Costs	—	—	—	—	2,127	761	2,888
Depreciation and Amortization	7,891	2,946	57,871	10,883	306	16,633	96,530
Share-based Compensation	37	22	243	—	63	2,454	2,819
Property Charges and Others	—	224	3,000	—	—	249	3,473

Adjusted EBITDA	41,372	9,762	300,173	(315)	(225)	(20,677)	330,090
Corporate and Others Expenses	—	—	—	—	—	20,677	20,677

Adjusted Property EBITDA	$41,372	$9,762	$300,173	$(315)	$(225)	$—	$350,767

	Three Months Ended June 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Philippines Project	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$17,048	$5,357	$125,408	$(10,041)	$—	$(33,553)	$104,219

Pre-opening Costs	—	—	1,620	595	—	—	2,215
Development Costs	—	—	—	—	—	568	568
Depreciation and Amortization	8,916	3,240	57,092	9,422	—	15,318	93,988
Share-based Compensation	23	37	147	—	—	2,203	2,410
Property Charges and Others	—	447	—	—	—	—	447

Adjusted EBITDA	25,987	9,081	184,267	(24)	—	(15,464)	203,847
Corporate and Others Expenses	—	—	—	—	—	15,464	15,464

Adjusted Property EBITDA	$25,987	$9,081	$184,267	$(24)	$—	$—	$219,311

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2013	2012
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$350,767	$219,311
Corporate and Others Expenses	(20,677)	(15,464)

Adjusted EBITDA	330,090	203,847
Pre-opening Costs	(4,716)	(2,215)
Development Costs	(2,888)	(568)
Depreciation and Amortization	(96,530)	(93,988)
Share-based Compensation	(2,819)	(2,410)
Property Charges and Others	(3,473)	(447)
Interest and Other Non-Operating Expenses, Net	(55,568)	(26,088)
Income Tax Credit	392	281

Net Income	164,488	78,412
Net Loss Attributable to Noncontrolling Interests	16,557	3,850

Net Income Attributable to Melco Crown Entertainment Limited	$181,045	$82,262

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	Philippines Project	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$65,699	$11,839	$429,101	$(23,706)	$(23,226)	$(82,983)	$376,724
Pre-opening Costs	—	—	369	1,371	4,884	22	6,646
Development Costs	—	—	—	—	17,216	2,769	19,985
Depreciation and Amortization	15,754	5,935	114,216	21,766	412	33,281	191,364
Share-based Compensation	67	59	398	—	63	4,553	5,140
Property Charges and Others	—	448	3,000	—	—	249	3,697

Adjusted EBITDA	81,520	18,281	547,084	(569)	(651)	(42,109)	603,556
Corporate and Others Expenses	—	—	—	—	—	42,109	42,109

Adjusted Property EBITDA	$81,520	$18,281	$547,084	$(569)	$(651)	$—	$645,665

	Six Months Ended June 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	Philippines Project	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$62,385	$11,615	$264,587	$(19,848)	$—	$(72,962)	$245,777
Pre-opening Costs	—	16	2,130	1,154	—	—	3,300
Development Costs	—	—	—	—	—	568	568
Depreciation and Amortization	18,631	6,506	114,584	18,492	—	30,852	189,065
Share-based Compensation	48	62	226	—	—	3,696	4,032
Property Charges and Others	—	447	755	—	—	2,414	3,616

Adjusted EBITDA	81,064	18,646	382,282	(202)	—	(35,432)	446,358
Corporate and Others Expenses	—	—	—	—	—	35,432	35,432

Adjusted Property EBITDA	$81,064	$18,646	$382,282	$(202)	$—	$—	$481,790

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2013	2012
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$645,665	$481,790
Corporate and Others Expenses	(42,109)	(35,432)

Adjusted EBITDA	603,556	446,358
Pre-opening Costs	(6,646)	(3,300)
Development Costs	(19,985)	(568)
Depreciation and Amortization	(191,364)	(189,065)
Share-based Compensation	(5,140)	(4,032)
Property Charges and Others	(3,697)	(3,616)
Interest and Other Non-Operating Expenses, Net	(172,206)	(49,908)
Income Tax Credit	1,356	1,042

Net Income	205,874	196,911
Net Loss Attributable to Noncontrolling Interests	28,947	7,442

Net Income Attributable to Melco Crown Entertainment Limited	$234,821	$204,353

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Room Statistics:
Altira Macau
Average daily rate (3)	$229	$218	$231	$221
Occupancy per available room	98%	97%	99%	97%
Revenue per available room (4)	$226	$210	$227	$214

City of Dreams
Average daily rate (3)	$188	$181	$190	$185
Occupancy per available room	97%	90%	96%	90%
Revenue per available room (4)	$182	$163	$182	$167
Other Information:
Altira Macau
Average number of table games	169	182	171	186
Table games win per unit per day (5)	$25,011	$18,270	$24,452	$19,528

City of Dreams
Average number of table games	453	445	453	441
Average number of gaming machines	1,584	1,379	1,532	1,377
Table games win per unit per day (5)	$27,417	$19,846	$25,694	$20,402
Gaming machines win per unit per day (6)	$328	$321	$335	$320

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points